UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Trecora Resources

(Name of Subject Company (Issuer))

Balmoral Swan MergerSub, Inc.

(Name of Filing Person (Offeror)) a direct wholly owned subsidiary of

Balmoral Swan Parent, Inc.

(Name of Filing Person (Offeror))

Balmoral Funds LLC

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Balmoral Swan MergerSub, Inc.

c/o Balmoral Funds LLC

11150 Santa Monica Blvd., Suite 825

Attention: David Shainberg

Telephone: (310) 473-3065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kipp B. Cohen

Alan Lieblich

James Barnes

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

(215) 569-5500

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 25, 2022 by Balmoral Swan Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Balmoral Swan Parent, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Trecora Resources (“Trecora” or the “Company”), a Delaware corporation, at a price of $9.81 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholdings (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, and Item 12, as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on June 24, 2022. The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 16,781,352 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 70.73% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Offeror irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, the Offeror acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on June 27, 2022, the Offeror expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Offeror will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each outstanding Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by the Company (or any wholly owned subsidiary the Company), Parent, the Offeror or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL), will be cancelled and automatically converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from NYSE and deregistered under the Exchange Act.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL FUNDS LLC

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated May 25, 2022.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), as amended.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Participants in the Texas Oil & Chemical Co. II, Inc. 401(k) Plan

(a)(1)(G)*	Text of Summary Advertisement, as published in The New York Times on May 25, 2022.

(a)(1)(H)*	Letter to Stockholders, dated June 7, 2022.

(b)(1)*	Revolving Credit Commitment Letter, dated as of May 11, 2022, by Bank of America, N.A. to Parent.

(b)(2)*	Term Loan Debt Commitment Letter, dated as of May 11, 2022, by White Oak Global Advisors, LLC and SPP Credit Advisors, LLC to Parent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(d)(2)*	Amendment to Agreement and Plan of Merger, dated May 25, 2022, by and among Trecora, Parent, and the Offeror.

(d)(3)*	Equity Commitment Letter, dated as of May 11, 2022, by Balmoral Special Situations Fund III, L.P. to Parent.

(d)(4)*	Assignment and Assumption Agreement by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P.

(d)(5)*	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P. in favor of Trecora Resources.

(d)(6)*	Confidentiality Agreement, dated as of December 16, 2021, between Trecora Resources and Balmoral Funds LLC.

(d)(7)*	Tender and Support Agreement, dated as of May 11, 2022, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.2 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(g)	None.

(h)	None.

107*	Filing Fee Exhibit

*	Previously filed.